Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

August 16, 2011

BARCLAYS

August 2011

Barclays PLC

Overview

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.


Barclays Group
Retail and Business Banking
Corporate and Investment Banking
Wealth and Investment Management
UK Retail and Business Banking
Barclaycard
Barclays Capital
Barclays Wealth
Europe Retail and Business Banking
Africa Retail and Business Banking (1)
Barclays Corporate
Investment Management

1. Africa Retail and Business Banking reflects the revised management structure which combines Barclays Africa and Absa retail and commercial operations.

Barclays PLC Interim Results 2011 (Unaudited)

Performance Highlights

Barclays PLC	
Adjusted Profit before tax[2] (HY 11)	£3,678 million
Adjusted Profit before tax[2] (HY 10)	£2,963 million
Profit before tax (HY 11)	£2,644 million
Profit before tax (HY 10)	£3,947 million
Liquidity pool	
Half year 2011	£145 billion
Full year 2010	£154 billion

2. Adjusted for one-off impacts of PPI Provision, loss on acquisitions and disposals and movements in own credit.

Performance by Business

£m	Income net of insurance claims	Impairment charges and other credit provisions	Operating expenses	Profit before tax[3]
UK Retail and Business Banking	2,254	(275)	(1,675)	304
Barclaycard	1,972	(648)	(1,418)	(76)
Europe Retail and Business Banking	604	(116)	(657)	(161)
Africa Retail and Business Banking	1,867	(268)	(1,223)	379
Barclays Capital	6,352	111	(4,073)	2,399
Barclays Corporate	1,471	(614)	(839)	(47)
Barclays Wealth	848	(19)	(740)	88
Investment Management	(1)	–	(6)	(7)
Head Office	(37)	1	(198)	(235)
Barclays PLC Group	15,330	(1,828)	(10,829)	2,644

3. Includes share of post-tax results of associates and joint ventures, profit or loss on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.


Risk Weighted Assets (£bn)
398
395
FY 10
HY 11
RWAs


Capital Ratios (%)
13.5
13.5
10.8
11.0
FY 10
HY 2011
Core Tier 1
Tier 1

Ratings for Barclays Bank PLC long-term debt include:

Fitch Rating (Long Term)	AA-	S&P Rating (Long Term)	AA-	Moody's Rating (Long Term)	Aa3

Barclays Bank PLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and the offering. Investors may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange to send you the prospectus if you request it by calling toll-free +1 877 282 6527 or you may request a copy from any other dealer participating in the relevant offering.

© 2011 Barclays Bank PLC. All rights reserved. Barclays and the Barclays eagle logo are trademarks of Barclays Bank PLC.